August 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale
Suzanne Hayes
Nudrat Salik
Daniel Gordon

Re:	UNILEVER PLC Form 20-F for the Year Ended December 31, 2021 Response dated July 1, 2022 File No. 001-04546

Ladies and Gentlemen:

Thank you for your letter dated July 22, 2022, which sets out a comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the submission listed above, filed by Unilever PLC (the “Company” and, together with its consolidated subsidiaries, “Unilever” or the “Group”).

We have reviewed the Staff’s comment and have set forth our response below. To assist in the Staff’s review, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 20-F for the Year Ended December 31, 2021

Report of the Corporate Responsibility Committee

Protecting and enhancing Unilever’s reputations, page 81

1.       We acknowledge your response to our prior comment, your recent announcement on June 29, 2022 that you have sold your Ben & Jerry's business interests in Israel, and note that you state you do not believe any effects of the Ben & Jerry’s board's decision (including those caused by the divestment of your securities by certain shareholders) are material to you. You also state that you do not believe there are any material risks to you resulting from Ben & Jerry's having an independent board as Unilever retains primary responsibility for the operational and financial performance of the business. Please provide an analysis to support these conclusions, and include in your analysis why any future decisions by the independent Ben & Jerry's board will not be material to you or result in material risks to you, as we note that the referenced sale only covers the Ben & Jerry's business in Israel and you have retained the remainder of the business. In addition, to the extent applicable, also include in your analysis how the retention of the Ben & Jerry's business in Israel might affect your assessment, as we note recent press reports indicating that the Ben & Jerry's board has commenced legal action against you regarding the sale, claiming that the independent board did not approve the sale.

Response

The Company acknowledges the Staff’s comment and has set out its analysis of the materiality conclusions related to each of the issues identified in the Staff’s comment below. The Company respectfully directs the Staff to its announcement on July 19, 2021, the statements made in its annual report on Form 20-F for the year ended December 31, 2021, and its announcement on June 29, 2022, together with the extensive and detailed information relating to the governance arrangements applicable to Ben & Jerry’s Homemade, Inc. (“Ben & Jerry’s”) (including the role and responsibilities of the independent limited-purpose board) that was released to the market and filed with the Commission at the time of the acquisition. The Company respectfully reiterates to the Staff that it believes that between these disclosures it has communicated all material information related to the operation of the Ben & Jerry’s business and the decision of the independent limited-purpose board regarding sales in the West Bank (the “Board Decision”), and that all relevant context in this regard has been provided to investors.

Analysis of the Effects of the Board Decision

Since the date of the Board Decision, the Company has continually assessed the impact of this decision on its business and on its on-going disclosure requirements in relation thereto. Based on this on-going assessment, the Company respectfully submits that the effects of this decision (including those caused by the divestment of the Company’s securities by certain of its shareholders) have not been material to the Group. Some of the key factors underpinning this conclusion are set out below:

•	While Ben & Jerry’s itself is an important brand for Unilever, it is only one of 400 brands in its portfolio, contributing approximately 2% of Unilever’s total turnover for the last financial year. The size and breadth of the Unilever brand portfolio is such that even if a particular matter were to have a significant impact on an individual brand, it does not necessarily follow that such matter would have a material impact on Unilever’s global business. In fact, as further described below, the Company has found no evidence to suggest that the Board Decision has had a material impact on the Ben & Jerry’s business outside of Israel, let alone on Unilever’s global business.

•	For the year ended December 31, 2021, which included over five months of trading following the Board Decision, Ben & Jerry’s reported turnover growth of 7% compared with the prior year, experiencing high levels of demand for its products throughout the year. Over the same financial year, Unilever reported turnover growth of 3.4% and underlying sales growth of 4.5%, its fastest underlying sales growth in nine years.

•	In 2022, demand for Ben & Jerry’s products has remained strong. While the business has been impacted by the same macroeconomic conditions affecting other companies in the same industry (including rising inflation, labor shortages and supply chain constraints), the Company has not observed any identifiable impact of the Board Decision on its financial performance.

•	In addition to assessing the financial performance of Ben & Jerry’s and Unilever in the period since the Board Decision, the Company has also assessed the impact of the Board Decision on both Ben & Jerry’s and Unilever’s global operations, and on the reputation of their brands. To date, approximately 13 months after the announcement of the Board Decision, Unilever is not aware of any material boycotts of Ben & Jerry’s or other Unilever products by retailers or consumers linked to the Board Decision anywhere in the world outside of Israel. Similarly, none of Unilever’s supply or distribution arrangements outside of Israel (whether relating to Ben & Jerry’s or other Unilever products) have been materially impacted by the Board Decision, and there has been no discernible negative impact on its relationship with its employees, its credit providers, or its other counterparties outside of Israel.

Furthermore, Unilever’s sale of the Ben & Jerry’s business interests in Israel is not expected to have a material impact on Ben & Jerry’s global business or Unilever’s global business. Under the terms of Ben & Jerry’s licensing agreement with American Quality Products Ltd. (“AQP”), AQP paid royalties to Ben & Jerry’s in exchange for the exclusive right to manufacture and distribute Ben & Jerry’s ice cream throughout Israel. Ben & Jerry’s turnover from these royalty payments has historically represented a very small percentage of Ben & Jerry’s and Unilever’s respective total turnover. Between 2019 and 2021, the average annual royalties paid to Ben & Jerry’s by AQP in Israel equated to less than 0.1% of Ben & Jerry’s average global turnover and a de minimis amount of Unilever’s average global turnover during the period.

•	As regards the impact of actual or potential divestments of its securities, the Company has monitored the situation closely. In November 2021, it worked with its advisers to assess the likelihood of such divestments having had, or of potentially having, a material impact on its share price. As part of this analysis, the Company and its advisers calculated the approximate number of Unilever shares held by (i) U.S. state funds subject to anti-boycott laws that had publicly stated they would divest their shares in Unilever and (ii) all U.S. state funds subject to anti-boycott laws (including those that had announced their intention to divest). These figures were then compared with the average number of Unilever shares typically traded within a day (the “average daily trading volume”) across all exchanges on which Unilever’s shares trade. Average daily trading volume was used to assess the potential share price impact of significant excess selling resulting from divestments in response to the Board Decision.

Based on this analysis, the Company concluded that, in the unlikely event that all such funds sold all of their shares in Unilever concurrently, the market would be able to absorb such excess selling in a short period of time. It was therefore concluded that it was unlikely that the Board Decision would have a material impact on the Unilever share price due to such disposals.

Since conducting this analysis, the Company has monitored changes in the number of Unilever shares held by US state funds subject to anti-boycott laws as reflected on its share register. Based on its share register, the Company estimates that the total number of Unilever shares actually divested by U.S. state funds which disposed of their entire shareholding between July 2021 and July 2022 represented less than 0.3% of the Company’s issued share capital. This amount is significantly less than the total number of shares initially identified as being “at risk” for divestment (which number of shares was itself not deemed material) when the Company’s analysis was first carried out.

The Company notes the legal action purportedly taken by Ben & Jerry’s to enjoin the recently completed sale of Ben & Jerry’s business interests in Israel to a third party. While the legal action is currently subject to judicial proceedings, the Company believes that the risk of the transaction being reversed and Unilever being required to retain Ben & Jerry’s business interests in Israel is remote. Amongst other legal arguments, the transaction itself closed on July 29, 2022, making any request for an injunction moot. Furthermore, any attempt to reverse the transaction would require the approval of the Israeli Competition Authority (the “ICA”) because Unilever’s ownership of Ben & Jerry’s in Israel was subject to a consent decree issued by the ICA in 2001. As a result, based on the advice of counsel, the Company believes that the ICA would treat a reversal of the transaction either (i) as though the transaction had never been consummated and therefore that the ICA must approve any alterations to Ben & Jerry’s Israeli license agreement (including any new license agreement) under the terms of the consent decree, or, (ii) as a new transaction subject to approval under the Israeli Economic Competition Law. The Company believes that the ICA would likely refuse to allow the assets to be sold back to Unilever. Even if the sale was unwound and Unilever was required to retain Ben & Jerry’s business interests in Israel, it would not change the Company’s conclusions around materiality discussed in this letter.

Analysis of Risks to Unilever Resulting from Ben & Jerry’s Independent Limited-Purpose Board, Including Future Decisions of the Board

The Company does not believe there are any material risks to the Group resulting from Ben & Jerry’s having an independent limited-purpose board of directors, referred to herein as the “Board” (including from future decisions of the Board), because the responsibilities of the Board are expressly limited. Under Vermont state law, Ben & Jerry’s was incorporated as a “close” corporation, which allows the shareholder of such a corporation to limit the powers of the board of directors or manage the corporation without a board of directors. Pursuant to the shareholder agreement governing the operation of the Ben & Jerry’s business, Unilever (acting through its wholly owned subsidiary, Conopco Inc. (“Conopco”)) has the full power and authority to control the business, except that the Board (working with the Ben & Jerry’s CEO who is appointed by Conopco) has certain limited responsibilities concerning the “social mission” of Ben & Jerry’s and the “essential integrity” of Ben & Jerry’s brand. As discussed further below, the agreement specifically limits the Board’s authority to “those powers and functions expressly granted to it” in the agreement, and reserves to Conopco “all other powers and functions”, including primary responsibility over “the financial and operational aspects” of Ben & Jerry’s.

The Board’s Powers are Limited to “Social Mission Priorities” and “Essential Integrity of the Brand”

Conopco became the sole shareholder of Ben & Jerry’s pursuant to an Agreement and Plan of Merger dated April 11, 2000, between Conopco and Ben & Jerry’s, amongst others (as amended and restated on July 5, 2000, the “Merger Agreement”). The Merger Agreement was filed as Annex A to Ben & Jerry’s Definitive Proxy Statement on Schedule 14A on July 6, 2000. The relevant provisions of the Merger Agreement were implemented through a Shareholders Agreement entered into by Conopco and Ben & Jerry’s on August 3, 2000 (the “Shareholders Agreement”).

The Shareholders Agreement limits and restricts the powers and functions of the limited-purpose Ben & Jerry’s board of directors. It states that the Board shall have two “primary responsibility[ies]”: (i) “preserving and enhancing the objectives of the historical social mission of [Ben & Jerry’s]” (the “Social Mission Priorities”) and (ii) “safeguarding the integrity of the essential elements of the Ben & Jerry’s brand-name” (the “Essential Integrity of the Brand”). The Shareholders Agreement provides examples of the Social Mission Priorities, including, amongst other things, “packaging improvement efforts” to “achiev[e] a compostable pint”; creating a “sustainability ‘footprint’” to help protect the environment; opposing the use of growth hormones and GMOs; and donating to philanthropic causes. Although the Merger Agreement contemplates that Ben & Jerry’s “objectives … may evolve from time to time”, the evolution must be “consistent” with Ben & Jerry’s “historical social mission”, as reflected in the enumerated list of priorities.

Furthermore, in exercising its primary responsibilities, the Shareholders Agreement requires that the Board “work together with the CEO” in order to advance Ben & Jerry’s objectives. The Shareholders Agreement expressly limits the Board’s powers to these matters, and further provides that “Conopco shall have primary responsibility for the financial and operational aspects of [Ben & Jerry’s] and the other aspects of [Ben & Jerry’s] not allocated to the [Ben & Jerry’s] Board.” The Company believes that these governance arrangements impose significant limitations on the actions that the Board may rightfully take, while reserving powers over principal corporate matters to Conopco.

The Board Has No Other Implied Powers

The Shareholders Agreement expressly limits the powers of the Board and prohibits the Board from claiming any unexpressed rights by implication. For example, Section 1(a) of the Shareholders Agreement states in relevant part:

“This Agreement regulates the exercise of corporate powers and the management of the business and affairs of [Ben & Jerry’s] and limits and restricts as provided herein the powers and functions of the Company Board. In the exercise of powers and the management of the business and affairs of the Company, the Company Board shall have only those powers and functions expressly granted to it in this Agreement. All other powers and functions are reserved to [Conopco].”

Section 1(l) of the Shareholders Agreement goes on to state that “[t]he rights, powers and authority of the [Ben & Jerry’s] Board are set forth in their entirety in this Agreement, and the [Ben & Jerry’s] Board shall not have any rights, powers or authority, express or implied, except as specifically set forth in this Agreement”.

Based on the limited nature of the Board’s responsibilities as set out in the Shareholders Agreement, the Company does not believe that the structure of the Board or any future decisions of the Board create any material risks to Unilever.

***

The Company respectfully advises the Staff that it will continue to monitor the effects of the Board Decision and the risks related to Ben & Jerry’s having an independent limited-purpose board and will update disclosures accordingly in future filings if such issues are deemed to have a material impact on the Group’s business, financial condition, results of operations or prospects.

To the extent that you have any questions or would like to discuss further, please do not hesitate to contact Maria Varsellona, Chief Legal Officer and Group Secretary or Sarah Woodhouse, Deputy Company Secretary and Head of Corporate, each of whom can be reached on Tel: +44 20 7822 9420 or +44 20 7438 2726.

Yours sincerely,

/s/ Graeme Pitkethly

Graeme Pitkethly

Chief Financial Officer

Unilever PLC

cc:	Maria Varsellona, Unilever PLC

Sarah Woodhouse, Unilever PLC

David Schwartz, Unilever United States, Inc.

Michael Z. Bienenfeld, Linklaters LLP

Doug Davison, Linklaters LLP

Paul McNicholl, Linklaters LLP